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EXHIBIT 12.01

         METROPOLITAN MORTGAGE & SECURITIES CO., INC. AND SUBSIDIARIES
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

     The ratio of adjusted earnings to fixed charges and preferred stock dividends was computed using the following tabulations to compute adjusted earnings and the defined fixed charges and preferred stock dividends.

                                                            (DOLLARS IN THOUSANDS)
                                     ------------------------------------------------------------------
                                                           YEAR ENDED SEPTEMBER 30
                                     ------------------------------------------------------------------
                                       2002           2001           2000          1999           1998
Net income                           $ 3,979        $(8,923)       $(7,601)      $16,275        $10,327
Add:
  Interest                            31,418         25,469         29,134        22,388         19,663
  Interest credited to policyholders  53,132         47,473         46,123        43,495         46,267
  Taxes (benefit) on income            2,112        -26,344         -4,093       -12,577          5,475
                                     -------        -------        -------       -------        -------
Adjusted earnings                    $90,641        $37,675        $63,563       $69,581        $81,732
                                     =======        =======        =======       =======        =======

Preferred stock dividend
  requirements                       $ 4,784        $ 4,157        $ 4,553       $ 3,642        $ 3,732
Ratio factor of income after
  provision for income taxes to
  income before provision for
  income taxes                            65%           100%           100%          100%            65%
Preferred stock dividend
  factor on pretax basis               7,359          4,157          4,553         3,642          5,687
Fixed charges
  Interest                            31,418         25,469         29,134        22,388         19,663
  Interest credited to policyholders  53,132         47,473         46,123        43,495         46,267
    Capitalized interest               2,139            958          1,145           936            611
                                     -------        -------        -------       -------        -------
Fixed charges and preferred
  stock dividends                    $94,048        $78,057        $80,955       $70,461        $72,228
                                     =======        =======        =======       =======        =======
Ratio of adjusted earnings
  to fixed charges and
  preferred stock dividends             *              *              *             *              1.13

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*  Earnings were insufficient to meet fixed charges and preferred stock dividends by approximately $3.4 million, $40.4 million, $17.4 million and $0.8 million for the years ended September 30, 2002, 2001, 2000 and 1999, respectively.